================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  Epimmune Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29425Y101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Stephen Cunningham                               Mitchell S. Bloom, Esq.
Schroder Investment Management Limited           Testa, Hurwitz & Thibeault, LLP
31 Gresham Street                                125 High Street
London, EC2V 7QA, England                        Boston, MA 02110
+44 (0) 20 7658-6000                             (617) 248-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 3, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               Page 1 of 10 Pages

                                  SCHEDULE 13D
=====================                                        ===================
CUSIP NO.   29425Y101                                        PAGE 2 OF 10 PAGES
=====================                                        ===================
===== ==========================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      International Biotechnology Trust plc
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
----- --------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [_]
      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-
     NUMBER OF    ----- --------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY         1,267,992 shares of common stock, par value $0.001 per
     OWNED BY           share ("Common Stock")
       EACH       ----- --------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH             -0-
                  ----- --------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,267,992 shares of Common Stock
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,267,992 shares of Common Stock
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
===== ==========================================================================

                                  SCHEDULE 13D
=====================                                        ===================
CUSIP NO.   29425Y101                                        PAGE 3 OF 10 PAGES
=====================                                        ===================
===== ==========================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Investment Management Limited
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-
     NUMBER OF    ----- --------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           1,267,992 shares of Common Stock
       EACH       ----- --------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH             -0-
                  ----- --------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,267,992 shares of Common Stock
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,267,992 shares of Common Stock
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
===== ==========================================================================

                                  SCHEDULE 13D
=====================                                        ===================
CUSIP NO.   29425Y101                                        PAGE 4 OF 10 PAGES
=====================                                        ===================
===== ==========================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Tom Daniel
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-
     NUMBER OF    ----- --------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           1,267,992 shares of Common Stock
       EACH       ----- --------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH             -0-
                  ----- --------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,267,992 shares of Common Stock
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
===== ==========================================================================

                                  SCHEDULE 13D
=====================                                        ===================
CUSIP NO.   29425Y101                                        PAGE 5 OF 10 PAGES
=====================                                        ===================
===== ==========================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kate Bingham
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-
     NUMBER OF    ----- --------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           1,267,992 shares of Common Stock
       EACH       ----- --------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH             -0-
                  ----- --------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,267,992 shares of Common Stock
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
===== ==========================================================================

                                  SCHEDULE 13D
=====================                                        ===================
CUSIP NO.   29425Y101                                        PAGE 6 OF 10 PAGES
=====================                                        ===================
===== ==========================================================================
  1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      John Angell
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]
                                                                          (b)[_]

----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
----- --------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [_]

----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-
     NUMBER OF    ----- --------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           1,267,992 shares of Common Stock
       EACH       ----- --------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH             -0-
                  ----- --------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        1,267,992 shares of Common Stock
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,267,992 shares of Common Stock
----- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)  [_]

----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
===== ==========================================================================

                               Page 6 of 10 pages

     This Amendment is Amendment No. 1 to the Schedule 13D (the "Original
Schedule 13D") as filed on December 27, 2001 with the Securities and Exchange Commission by International Biotechnology Trust plc ("IBT"), Schroder Investment Management Limited ("SIML"), Tom Daniel, Kate Bingham and Richard Colwell relating to beneficial ownership of shares of the common stock, par value $0.001 per share, of Epimmune Inc. (the "Issuer"). Unless otherwise noted, the information contained in this Amendment No. 1 amends and supplements the information previously disclosed in the Original Schedule 13D.

     On April 3, 2002, Michael Ross, a partner of Schroder Ventures Life Sciences Advisors Inc. which is an affiliate of Schroder Ventures Life Sciences Advisers (UK) Limited which advises SIML, joined the Board of Directors of the Issuer. In addition, subsequent to the filing of the Original Schedule 13D and prior to April 3, 2002, John Angell was appointed fund manager of IBT on behalf of SIML. Mr. Angell has the same responsibilities to IBT as Mr. Colwell had. This Amendment No. 1 reflects (i) the appointment of Mr. Ross as a member of the Issuer's Board of Directors and (ii) the appointment of Mr. Angell as fund manager of IBT on behalf of SIML.


ITEM 1.   SECURITY AND ISSUER:

     This statement relates to the common stock, par value $0.001 per share, of Epimmune Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5820 Nancy Ridge Drive, Suite 100, San Diego, CA 92121.

ITEM 2.   IDENTITY AND BACKGROUND:

     (a) This statement is being filed by the following Reporting Persons:
International Biotechnology Trust plc ("IBT"), Schroder Investment Management Limited ("SIML"), Tom Daniel ("Daniel"), Kate Bingham ("Bingham") and John Angell ("Angell," and collectively with IBT, SIML, Daniel and Bingham, the "Reporting Persons").

     (b) The principal business office of the Reporting Persons is 31 Gresham Street, London, EC2V 7QA, England.

     (c) The jurisdiction of organization for IBT and SIML is the United Kingdom. Daniel, Bingham and Angell are citizens of the United Kingdom.

     (d) The principal business of IBT is that of a publicly-traded investment trust company. The principal business of SIML is that of an investment manager. The principal occupation of each of Daniel and Bingham is his or her activities on behalf of Schroder Ventures Life Sciences Advisers (UK) Limited ("SVLSAL") which advises SIML. The principal occupation of Angell is his activities on behalf of SIML.

     (e) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the five years prior to the date hereof, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Unchanged.

                               Page 7 of 10 pages

ITEM 4.   PURPOSE OF TRANSACTION:

     IBT acquired the Common Stock in the transactions described in Item 3 above for investment purposes. Depending on market conditions, IBT's or SIML's continuing evaluation of the business and prospects of the Issuer and other factors, IBT may dispose of or acquire additional securities of the Issuer. As of April 3, 2002, Michael Ross, a partner of Schroder Ventures Life Sciences Advisors Inc. which is an affiliate of SVLSAL which advises SIML, has joined the Board of Directors of the Issuer. Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

     (a) As of April 3, 2002, IBT was the record owner of 1,267,992 shares of Common Stock. By virtue of the contractual relationship between IBT and SIML, and the affiliate relationships among SIML, Daniel, Bingham and Angell, each of SIML, Daniel, Bingham and Angell may be deemed to own beneficially 1,267,992 shares of Common Stock, or approximately 10.5% of the outstanding shares of Common Stock, based on 12,094,757 outstanding shares of Common Stock as of March 15, 2002 as disclosed by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001. In its capacity as discretionary investment manager of IBT, SIML may be deemed to own beneficially 1,267,992 shares of Common Stock. In their capacity as members of the investment committee of SVLSAL which advises SIML, Daniel and Bingham may each be deemed to own beneficially 1,267,992 shares of Common Stock. In his capacity as fund manager of IBT on behalf of SIML, Angell may be deemed to own beneficially 1,267,992 shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of IBT for the 1,267,992 shares which it holds of record.

     (b) Number of Shares as to which each such person has

                               Page 8 of 10 pages

         (i)    Sole power to vote or direct the vote:
                0 shares for each Reporting Person

         (ii)   Shared power to vote or direct the vote:
                1,267,992 shares for each Reporting Person

         (iii)  Sole power to dispose or to direct the disposition:
                0 shares for each Reporting Person

         (iv)   Shared power to dispose or to direct the disposition:
                IBT:  1,267,992 shares
                SIML:  1,267,992 shares
                Angell:  1,267,992 shares
                Bingham:  0 shares
                Daniel:  0 shares

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) Except as described in Item 6 below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to a contractual agreement dated as of November 7, 2000, IBT has engaged SIML to act as its discretionary investment manager. Pursuant to such agreement, SIML manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate SIML's appointment as manager at any time if SIML commits a material breach of its obligations under the agreement and, if its breach is capable of remedy, fails to make good the breach within 90 days of receipt of notice from IBT requiring it to do so. Daniel and Bingham, in their capacity as members of the investment committee of SVLSAL which advises SIML, have the ability to direct the vote with respect to the portfolio securities held by IBT. Angell, in his capacity as fund manager of IBT on behalf of SIML, has the ability to direct the vote with respect to the portfolio securities held by IBT and to make investment decisions regarding the acquisition or disposition of portfolio securities by IBT.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D

     Exhibit 2 - Power of Attorney

                               Page 9 of 10 pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  April 5, 2002         INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                              By:    /s/ John Spedding
                                   ---------------------------------------------
                              Title:  Authorized Representative, Schroder
                                      ------------------------------------------
                                      Investment Management Limited,
                                      Secretary to International Biotechnology
                                      Trust PLC

                              SCHRODER INVESTMENT MANAGEMENT LIMITED


                              By:         /s/ John Bainbridge
                                   ---------------------------------------------
                              Title:      Executive Director
                                      ------------------------------------------


                                          /s/ Tom Daniel
                              --------------------------------------------------
                              Tom Daniel


                                         /s/ Kate Bingham
                              --------------------------------------------------
                              Kate Bingham


                                        /s/ John Angell
                              --------------------------------------------------
                              John Angell



                               Page 10 of 10 pages

                                                                       Exhibit 1
                                                                       ---------

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Epimmune Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     Executed this 5th day of April, 2002.



                              INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                              By:    /s/ John Spedding
                                   ---------------------------------------------
                              Title:  Authorized Representative, Schroder
                                      ------------------------------------------
                                      Investment Management Limited,
                                      Secretary to International Biotechnology
                                      Trust PLC

                              SCHRODER INVESTMENT MANAGEMENT LIMITED


                              By:         /s/ John Bainbridge
                                   ---------------------------------------------
                              Title:      Executive Director
                                      ------------------------------------------


                                          /s/ Tom Daniel
                              --------------------------------------------------
                              Tom Daniel


                                         /s/ Kate Bingham
                              --------------------------------------------------
                              Kate Bingham


                                        /s/ John Angell
                              --------------------------------------------------
                              John Angell

                                                                       Exhibit 2
                                                                       ---------


                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Tom Daniel, Kate Bingham or Richard Colwell, acting singly, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself or herself pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 5th day of November, 2001.




                                          /s/ Tom Daniel
                              --------------------------------------------------
                              Tom Daniel


                                         /s/ Kate Bingham
                              --------------------------------------------------
                              Kate Bingham


                                        /s/ Richard Colwell
                              --------------------------------------------------
                              John Angell

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Tom Daniel or Kate Bingham, acting singly, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself or herself pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 5th day of April, 2002.




                                        /s/ John Angell
                              --------------------------------------------------
                              John Angell